FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2013

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc

Quarterly Management Statement for the six months ended 30 June 2013
30 July 2013

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the six months ended 30 June 2013. Unless otherwise stated, references to Santander UK plc and other general statements refer to the business results of Santander UK plc compared to the same period in 2012. Balance sheet references are compared to the position at 31 December 2012, unless otherwise stated.

Contacts

James S Johnson	Head of Investor Relations	020 7756 5014

Bojana Flint	Deputy Head of Investor Relations	020 7756 6474

Anthony Frost	Head of UK Communications	020 7756 6284

For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Santander UK plc: First half 2013 results

Profit after tax of £440m, up 25% versus H2’12;
Banking NIM increased to 1.46%; Improved Core Tier 1 Capital ratio of 12.4%

“Santander UK is transforming its business into a relationship-centred retail and commercial bank. Our first half performance shows consistent and tangible progress against our strategic objectives.
Profits are rising, we have a strong balance sheet and are attracting new customers at an unprecedented rate with our successful 1|2|3 World which now has 1.9m retail customers. We continue to invest in our operational capabilities and as a result our customer service performance is steadily improving and business growth is ahead of our expectations.
Our commitment to support the UK economy is demonstrated through increased SME lending – up 12% in the year – and I am proud that our support for UK SMEs via our Breakthrough programme has helped to create more than 550 jobs.
Helping communities prosper through providing simple, personal, and fair banking for UK households and businesses is at the heart of our strategy and we look forward to continuing to help our customers thrive.”

Ana Botín, Chief Executive Officer

Financial highlights 1	Six months ended
	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Net interest income	1,391	1,269	1,465
Non-interest income	570	1,295	654
- of which significant items 2	-	705	-
Operating expenses	(1,113)	(1,037)	(1,077)
Total operating provisions and charges	(299)	(1,070)	(352)
- of which significant items 2	-	(621)	-

Profit before tax	549	457	690
Profit after tax	440	353	524
Banking net interest margin ('Banking NIM')	1.46%	1.27%	1.45%

Balance sheet highlights 1	30.06.13	31.12.12	30.06.12
	£bn	£bn	£bn
Customer loans	191.0	194.7	201.6
- of which mortgages	152.3	156.6	163.2
- of which Corporate Banking	21.0	19.6	19.0
Customer deposits	150.5	148.6	149.3
PRA eligible liquid assets	35.0	36.9	39.8
Liquid assets coverage of wholesale funding of less than one year	166%	152%	145%

1.	See Appendix 1 for statutory income statement and balance sheet. See Appendix 2 for notes and definitions. Results have been amended to reflect discontinued operations. See Appendix 2 for details.
2.	A number of significant items impacted H2’12 and were not repeated in H1’13. See Appendix 2 for details.

Delivering on our commitments 1

Our performance is showing a progressive improvement towards our medium term targets supported by ‘Santander 2015’, our major change programme. We are becoming a stronger retail bank, demonstrated by greater customer loyalty and satisfaction, and we are diversifying the business through the growth of our corporate banking capability.

1. Loyal and satisfied customers	2015 target	30.06.13	31.12.12
Loyal customers 2	4.0 million	2.5 million	2.2 million
Number of 1|2|3 World customers	4.0 million	1.9 million	1.3 million
Customer satisfaction - FRS	top 3	57%	55%

▪	600,000 customers joined the 1|2|3 World in the last six months, including 130,800 new customers who switched their bank account to Santander UK from other providers.
▪	1|2|3 Current Account customers typically have 3x bigger average account balances, nearly double the number of products, significantly lower attrition and a much better risk profile.
▪	Independent consumer surveys show improved satisfaction, with our FRS score rising to 57%. Santander UK saw a significant reduction in the gap to the top 3 performers over the last year.3

2. ‘Bank of Choice’ for UK companies	2015 target	30.06.13	31.12.12
SME market share	8.0%	5.5%	5.3%
Business mix (Corporate Banking loans percentage)	20%	11%	10%

▪	Corporate Banking customer loans grew 11% in the last year, including SME growth of 12%.
▪
We continued to enhance our corporate banking capability, our products and systems, and expand our presence. We expect acceleration in the use of our cash management services in the second half of 2013.

3. Consistent profitability and strong balance sheet	2015 target	30.06.13	31.12.12
Return on tangible book value ('RoTBV')	13% - 15%	8.3%	9.1%
Cost-to-income ratio 4	< 50%	57%	53% 3
Core Tier 1 Capital ratio	CET 1 >10.5%	12.4%	12.2%
Loan-to-deposit ratio	<130%	125%	129%

▪
RoTBV is expected to increase with an improved income momentum, (Q2’13 net interest income was the highest for the last five quarters), and a low retail and corporate loan loss rate (H1’13: 0.26 % annualised).

▪	Our focus on cost discipline is undiminished, as we manage increased regulatory compliance and control costs and continue to invest in the business.
▪	The business is underpinned by strong capital ratios and prudent liquidity levels, with PRA eligible liquid assets of £35.0bn, more than 1.5x wholesale funding of less than one year.
▪	All financials and ratios reflect the declaration of a dividend of £215m in respect of H1’13.

1.	See Appendix 2 for notes and definitions, including our base economic assumptions which underpin future targets.
2.
‘Loyal customers’ are primary current account customers who hold a debit card and an additional product. Primary current account customers have a minimum credit turnover of at least £500 and at least two direct debits set up on the account.

3.	At 90% confidence interval.
4.
Income for 2012 included a gain from the capital management exercise. The cost-to-income ratio for the year ended 31 December 2012, of 53%, excludes this gain. Including this gain the cost-to-income ratio was 45%. See Appendix 2 for details.

Summary income statement 1

	H1'13	H2'12	Change	H1'12	Change
	£m	£m	%	£m	%
Net interest income	1,391	1,269	10	1,465	(5)
Non-interest income 2	570	1,295	(56)	654	(13)
Total operating income	1,961	2,564	(24)	2,119	(7)
Administrative expenses	(992)	(914)	9	(959)	3
Depreciation, amortisation and impairment	(121)	(123)	(2)	(118)	3
Total operating expenses excl. provisions and charges	(1,113)	(1,037)	7	(1,077)	3
Impairment losses on loans and advances 2	(235)	(638)	(63)	(350)	(33)
Provisions for other liabilities and charges 2	(64)	(432)	(85)	(2)	n.m.
Total operating provisions and charges	(299)	(1,070)	(72)	(352)	(15)
Profit before tax from continuing operations	549	457	20	690	(20)
Taxation charge on continuing operations	(109)	(104)	5	(166)	(34)
Profit from continuing operations	440	353	25	524	(16)
Discontinued operations 3	(12)	36	n.m.	26	n.m.
Profit for the period	428	389	10	550	(22)

Quarterly income statement progression

	Q2'13	Q1'13	Q4'12	Q3'12	Q2'12
	£m	£m	£m	£m	£m
Net interest income	699	692	629	640	678
Non-interest income 2	291	279	293	1,002	363
Total operating income	990	971	922	1,642	1,041
Administrative expenses	(499)	(493)	(445)	(469)	(482)
Depreciation, amortisation and impairment	(61)	(60)	(63)	(60)	(60)
Total operating expenses excl. provisions and charges	(560)	(553)	(508)	(529)	(542)
Impairment losses on loans and advances 2	(105)	(130)	(160)	(478)	(172)
Provisions for other liabilities and charges 2	(58)	(6)	(147)	(285)	0
Total operating provisions and charges	(163)	(136)	(307)	(763)	(172)
Profit before tax from continuing operations	267	282	107	350	327
Taxation charge on continuing operations	(52)	(57)	(15)	(89)	(78)
Profit from continuing operations	215	225	92	261	249
Discontinued operations 3	(12)	-	20	16	12
Profit for the period	203	225	112	277	261

1.	See Appendix 2 for notes and definitions.
2.
A number of significant items impacted non-interest income, impairment losses on loans and advances and provisions for other liabilities and charges in H2’12 and were not repeated in H1’13. See Appendix 2 for details.

3.	Results have been amended to reflect discontinued operations. See Appendix 2 for details.

Income statement analysis (H1’13 compared to H1’12)
Operating income
▪
Net interest income was 5% lower, due to the continued impact of structural market conditions and increased customer deposit funding costs. In part this was mitigated by a higher residential mortgage stock interest margin and increased lending in Corporate Banking.

▪	Non-interest income fell 13% in aggregate. There was an improvement in Q2’13 versus Q1’13 reflecting a solid performance in Retail Banking.
Operating expenses
▪	Costs were well controlled. Administrative expenses were 3% higher, principally due to increased regulatory compliance and control costs.
▪	Depreciation, amortisation and impairment was 3% higher. Investment programmes continued to support the business transformation and underpin future efficiency improvements.
▪
Investments in the business included initiatives focused on improving customer experience, the branch network, our affluent proposition ‘Select’, our Corporate Banking platform and regional Corporate Business Centres.

Operating provisions and charges
▪
Impairment losses on loans and advances fell 33%. The reduction reflected lower provisions on the non-core corporate and legacy portfolios but also the continued resilient credit quality in the Retail Banking and Corporate Banking loan books. In Retail Banking, the decrease was largely due to the reduction in impairment loss charges on unsecured products.

Taxation charge
▪	Taxation charge was 34% lower, in line with lower profits from continuing operations the impact of the continued reduction in the main corporation tax rate.

Income statement analysis (H1’13 compared to H2’12)
▪
A number of significant items impacted non-interest income, impairment losses on loans and advances and provisions for other liabilities and charges in H2’12 and were not repeated in H1’13. See Appendix 2 for details.

▪
Excluding the impact of the significant items, variances between H1’13 and H2’12 largely followed the trends outlined above with the notable exception of net interest income, which was 10% higher than H2’12. This increase resulted from improving asset margins and lower customer deposit and wholesale funding costs.

1.	See Appendix 2 for details.

2013 Outlook
▪
Operating income is expected to stabilise as pressures on net interest income continue to ease. Banking NIM is expected to benefit from diminishing funding costs, lower liquidity balances and a reduced drag from the run-off of the structural hedge.

▪
The cost-to-income ratio has been under pressure from lower income. With a further improvement in the income environment and our continued focus on cost management we expect this ratio to improve in H2’13 and for the full year relative to 2012.

▪	Credit impairment costs are expected to be lower than in 2012, after adjusting for the impact of the significant credit provision for the non-core corporate and legacy portfolios taken in Q3’12.
▪
The second half will include certain regulatory costs relating to the Financial Services Compensation Scheme (‘FSCS’) and the Bank Levy (H2’12: £98m). In accordance with International Financial Reporting Standards (‘IFRS’), these costs are only recognised in the final quarter of each year.

▪
Customer loans are forecast to reduce further, although the overall reduction in the year is likely to be lower than for 2012. Mortgage lending is expected to stabilise at a slightly lower level by the end of 2013 with steady growth in Corporate Banking. Action on customer deposits to improve their quality is likely to lead to an increase in the loan-to-deposit ratio compared to its current level.

▪
We are launching today a cash tender offer for up to c. £0.8bn equivalent of certain USD and GBP Tier 1 and Tier 2 capital securities with a view to optimise our capital position. The transaction is expected to generate Core Tier 1 Capital and will involve an initial modest reduction in total capital levels pending further Tier 2 and Alternative Tier 1 issuance in due course.

‘Santander 2015’
▪
We will continue to improve our income generating capacity as we progress towards becoming a relationship-centred retail and commercial bank. The development will strengthen the business profile, diversifying income and risk.

▪	We will maintain our focus on cost control, to balance steady business as usual costs with selective growth investment, and aim to achieve a sustainable cost-to-income ratio of less than 50% by 2015.
▪	Ongoing investment in improving our products, processes and behaviours will have significantly improved the customer experience.
▪
We continue to rebalance and diversify our business and grow Corporate Banking. We aim to achieve our 2015 targets of an 8.0% SME market share and a Corporate Banking loan mix share of 20%, without compromising our prudent risk position.

▪	In the retail business, a focus will remain on further qualitative improvements to both customer loans and deposits.
▪	Santander 2015 is focused on a broad improvement of our business towards medium term targets. This improvement will feed through into a progressive strengthening of our financial performance.

Summary balance sheet 1

	30.06.13	31.12.12	30.06.12
Assets	£bn	£bn	£bn
Retail Banking	159.6	164.1	171.1
Corporate Banking	21.0	19.6	19.0
UK Banking	180.6	183.7	190.1
Corporate Centre	10.4	11.0	11.5
Customer loans	191.0	194.7	201.6
Other assets	106.9	98.3	109.9
Total assets	297.9	293.0	311.5
Liabilities
Retail Banking	126.7	127.2	124.3
Corporate Banking	13.8	12.8	11.3
UK Banking	140.5	140.0	135.6
Corporate Centre	10.0	8.6	13.7
Customer deposits	150.5	148.6	149.3
Medium term funding ('MTF')	60.6	66.5	75.8
Other liabilities and equity	86.8	77.9	86.4
Total liabilities and equity	297.9	293.0	311.5

Ratios
Loan-to-deposit ratio	125%	129%	133%
Customer deposits and MTF to customer loans	112%	113%	114%

Summary capital, liquidity and funding

	30.06.13	31.12.12	30.06.12
	£bn	£bn	£bn
Capital
Core Tier 1 Capital	9.4	9.3	9.4
Total Capital	13.9	14.0	16.8
Risk Weighted Assets (‘RWA’)	75.4	76.5	77.4
Core Tier 1 Capital ratio	12.4%	12.2%	12.2%
Total Capital ratio	18.4%	18.2%	21.7%
Basel 3 Common Equity Tier 1 ratio (fully loaded)	11.4%	11.1%	10.8%
Liquidity
PRA eligible liquid assets	35.0	36.9	39.8
Total liquid assets	78.4	76.0	68.6

Funding
Total wholesale funding	70.4	76.9	86.1
- of which wholesale funding of less than 1 year	21.1	24.3	27.5
Liquid assets coverage of wholesale funding of less than one year	166%	152%	145%

1.	See Appendix 1 for statutory income statement and balance sheet. See Appendix 2 for notes and definitions.

Balance sheet analysis (30 June 2013 compared to 31 December 2012)

Customer balances
▪
Customer loans decreased £3.7bn, reflecting a managed reduction in selected higher risk segments of the mortgage portfolio partially offset by increases in Corporate Banking loans. Interest only mortgage loan balances decreased by £3bn.

▪
Customer deposits increased £1.9bn. In Retail Banking overall balances fell slightly, but with a qualitative shift towards accounts offering better customer relationships. Corporate Centre customer deposits rose in the first six months, reflecting market activity.

▪	The loan-to-deposit ratio of 125% was four percentage points lower than at 31 December 2012.
▪	Other assets consist largely of liquid assets and trading assets including derivatives. The increase was due to higher repo activity.

Capital
▪	Core Tier 1 Capital ratio of 12.4% improved (after the declaration of an interim dividend of £215m) through lower RWAs as a result of the managed reduction of the mortgage portfolio.
▪	The interim dividend declared was a continuation of the policy of paying 50% of recurring earnings which we have maintained through the financial crisis.
▪	RWAs declined, reflecting the reduction in customer loans, partly offset by the increased proportion of the book represented by higher risk weighted corporate lending.
▪	Estimated fully loaded Basel 3 Common Equity Tier 1 (‘CET 1’) Capital ratio of 11.4% (Dec’12: 11.1%).

Funding and liquidity
▪
PRA eligible liquid assets decreased £1.9bn. Balances have been managed down given greater stability in the capital markets and as a consequence of the actions taken to strengthen the balance sheet over the last three years. This trend is expected to continue in H2’13.

▪	Wholesale funding of less than one year decreased 13% during H1’13 and was 23% lower than a year ago, enhancing the capacity of the balance sheet.
▪
MTF issuance of £2.5bn (sterling equivalent) was well received and with significantly lower spreads than for similar issues in H1’12. We expect total MTF new issuance in 2013 to be significantly lower than in 2012.

▪
PRA eligible liquid assets significantly exceeded wholesale funding of less than one year, with a coverage ratio of 166%. This ratio may decrease over the rest of the year, subject to market conditions.

Regulatory environment
▪
The PRA announced the results of its UK bank capital requirements exercise in June 2013. Santander UK was not required to undertake any additional capital raising and also exceeded the PRA’s 3% CET 1 stressed leverage threshold. The results of this exercise showed that Santander UK was then the strongest and best capitalised bank in the UK.

▪
Santander UK continues to maintain a conservative approach to conduct issues and to customer redress. Whilst potential issues remain under review it has not been necessary to increase the overall level of conduct provisions.

▪
We support and have participated in the Funding for Lending Scheme (‘FLS’) and welcome the increased focus on SME lending in the extended scheme. FLS has helped to improve funding conditions for UK banks and lending to wider economy.

▪
Recent initiatives from the UK Government to help first time buyers and support the wider UK mortgage market, including the Help to Buy equity loan and mortgage guarantee schemes, are welcome, and we will work to support these efforts.

▪
We engaged constructively with the work of the Parliamentary Commission on Banking Standards (‘PCBS’) and welcome the comprehensive and wide reaching final report published in June. We will work with the Government and the regulators as they seek to implement the recommendations of the Commission.

▪
Santander UK supports the objectives of the Banking Reform Bill in ensuring that the UK has a stable and competitive banking system that supports the needs of the wider economy. We remain committed to engaging constructively with the Government and policymakers to ensure that these objectives are met in the best interest of our customers and shareholders.

Credit quality 1

	30.06.13	31.12.12	30.06.12
	%	%	%
Mortgages
NPL % of assets value	1.87	1.74	1.57
NPL coverage	20	20	20

Corporate Banking
NPL % of assets value	3.58	4.26	4.04
NPL coverage	54	49	44

Corporate Centre
NPL % of assets value	3.75	4.49	5.36
NPL coverage 2	101	99	43

Total Santander UK
NPL % of assets value	2.17	2.16	2.04
NPL coverage	42	43	36

1.	See Appendix 2 for notes and definitions.
2.
The coverage ratio is calculated as total impairment allowances as a percentage of non-performing loans. The total impairment allowance includes provisions against both non-performing loans and other loans where a provision is required. As a result, the ratio can exceed 100%.

Credit quality analysis (30 June 2013 compared to 31 December 2012)

Mortgages
▪
The NPL ratio increased to 1.87%, largely due to regulatory-driven policy and reporting changes as well as the impact of lower mortgage balances. These policy and reporting changes are not expected to result in significant additional write offs (H1’13: £50m). Mortgage NPL balances were broadly unchanged in the last year excluding the impact of the policy and reporting changes. The NPL ratio is expected to stabilise by the end of 2014.

▪	NPL coverage remained unchanged at 20%.

Corporate Banking
▪
The NPL ratio reduced to 3.58% as the credit quality in newer loan vintages remained strong. We continue to adhere to our prudent lending criteria and will maintain this as we further deliver on our business plan. The NPL ratio in H2’12 was adversely affected by the performance of a small number of older vintage loans.

▪	NPL coverage increased to 54%.

Corporate Centre
▪
The NPL ratio fell to 3.75%, reflecting the ongoing sale and run-off of the non-core corporate and legacy assets in this portfolio. Social housing made up more than 70% of customer loans in the Corporate Centre, and this portfolio is fully performing.

▪	Following a full review of customer loans undertaken in Q3’12 additional credit provisions were taken in relation to the non-core corporate and legacy portfolios.
▪	NPL coverage increased to 101%.

Retail Banking

Summary income statement	H1'13	H2'12	Change	H1'12	Change
	£m	£m	%	£m	%
Net interest income	1,382	1,261	10	1,413	(2)
Non-interest income	328	360	(9)	323	2
Operating income	1,710	1,621	5	1,736	(1)
Operating expenses	(867)	(831)	4	(851)	2
Operating provisions and charges	(190)	(199)	(5)	(220)	(14)
Profit before tax	653	591	10	665	(2)

Income statement analysis (H1’13 compared to H1’12)
▪
Net interest income decreased 2%, largely due to higher deposit funding costs partially offset by improved mortgage margins as a greater proportion of customers remained on standard variable rate (‘SVR’) mortgages. Against H2’12 net interest income grew largely reflecting the higher SVR balances and reduced retail funding costs.

▪
Non-interest income increased 2%. The increase reflected a change to the pricing structure for current accounts, partially offset by a decrease in investment fees as we begin to operate under new regulatory rules resulting in lower volumes of business.

▪	Operating expenses were well controlled, despite ongoing investment in business growth partially offset by the consolidation of multi-branch locations.
▪	Operating provisions and charges fell 14%, due to the high quality of the book, the continued low interest rate environment and broadly steady unemployment.

Balances	30.06.13	31.12.12	30.06.12
	£bn	£bn	£bn
Customer loans	159.6	164.1	171.1
- of which mortgages	152.3	156.6	163.2
RWAs	37.1	37.6	37.6
Customer deposits	126.7	127.2	124.3
- of which current accounts	21.3	15.9	13.3

▪	In the first six months customer loans decreased, due to ongoing management actions to tighten the lending criteria associated with higher loan-to-value and interest-only mortgages.
▪	RWAs decreased 1% from 31 December 2012, reflecting the decline in mortgage balances.
▪
Customer deposits were broadly stable in the first six months of 2013 but with a qualitative shift towards accounts offering better customer relationships. The 1|2|3 Current Account is central to our retail customer relationship model and was the main driver of the 60% increase in current account deposits from a year ago.

Business volumes	H1'13	H2’12	H1'12
Residential mortgage gross lending	£7.9bn	£5.9bn	£8.7bn
Retail deposit flows	£(0.5)bn	£2.9bn	£2.9bn
Bank accounts opened	466,000	447,000	448,000
Credit cards opened	279,000	262,000	356,000

▪	Residential mortgage gross lending was £2.0bn higher than H2’12, but with overall balances decreasing due to a managed reduction in selected higher risk segments of the mortgage portfolio.
▪	Customer deposit outflows of £0.5bn reflected our move away from deposits without a broader customer relationship.
▪	Bank account openings increased 4% and credit card openings increased 6% compared to H2’12, following the ongoing and successful marketing of 1|2|3 World.

Market shares of stock 1	30.06.13	31.12.12	30.06.12
	%	%	%
Mortgages	12.6%	13.0%	13.6%
Deposits	9.1%	9.4%	9.5%
Bank accounts	9.4%	9.3%	9.2%

1.	Market shares by value, except bank accounts which are by volume. See Appendix 2 for definitions and sources.

▪	Market share of mortgages stock decreased in the last year, following the introduction of a range of measures to reduce the exposure to higher risk mortgage segments.
▪
Market share of deposits stock decreased slightly in the last year, in line with our efforts to focus on maintaining strong customer relationships. The 1|2|3 Current Account has had a material qualitative impact on the shape of our deposit mix.

▪	Market share of bank accounts stock increased slightly in the last year, due to the success of the 1|2|3 Current Account.

Business development
▪
1.9m customers in 1|2|3 World, an increase of 600,000 since year end and with a growing transactional primary customer base. Over 790,000 customers hold both the 1|2|3 Current Account and 1|2|3 Credit Card, driving increased balances, stronger product penetration and higher average credit card spend.

▪
In the first six months of 2013 130,800 customers switched their bank account to Santander UK from other providers, in addition to 240,000 ‘switchers’ in 2012 following the launch of the 1|2|3 Current Account in March.

▪
An ongoing programme to transform the branch network continued, with optimisation of the geographic footprint of the network, spend on refurbishment and further investment in channels and self-service terminals to increase productivity.

▪	We continue to work on customer segmentation, underpinning the roll out of the affluent proposition ‘Select’, and our ability to offer more targeted financial services to our customers.

Corporate Banking

Summary income statement	H1'13	H2'12	Change	H1'12	Change
	£m	£m	%	£m	%
Net interest income	199	170	17	157	27
Non-interest income	137	192	(29)	189	(28)
Operating income	336	362	(7)	346	(3)
Operating expenses	(156)	(142)	10	(128)	22
Operating provisions and charges	(51)	(55)	(7)	(56)	(9)
Profit before tax	129	165	(22)	162	(20)

Income statement analysis (H1’13 compared to H1’12)
▪	Net interest income increased 27%, as a result of increased lending volumes combined with higher new business margins.
▪	Non-interest income fell 28%, due to lower ancillary fees related to Larger Corporates, notably as a result of lower demand for interest rate and foreign exchange risk management products.
▪
Operating expenses increased 22%, reflecting the continued investment in the business. We grew our network of 37 regional Corporate Business Centres (Jun’12: 33) whilst further developing our capacity to support our SME customers as we expand into new financial centres across the UK.

▪	Operating provisions and charges fell 9%. Business written from 2009 continued to perform well, and provisions in H1’13 were largely related to business written before 2009.

Balances	30.06.13	31.12.12	30.06.12
	£bn	£bn	£bn
Customer loans	21.0	19.6	19.0
- of which SMEs 1	10.9	10.6	9.7
RWAs	25.4	24.1	23.1
Customer deposits	13.8	12.8	11.3

▪	Customer loans increased 7% in H1’13 and 11% over the last year, driven by a strong performance in our regional Corporate Business Centres and a broader product offering.
▪	We continued to build our SME franchise, with loans up 12% in the last year and 3%1 higher than 31 December 2012. Lending to Larger Corporate customers increased 9% in the last year.
▪
RWAs increased in the first six months of 2013 reflecting higher lending to customers. The increase in RWAs was lower than the increase in customer loans which includes the drawdown of facilities arranged in 2012.

▪	Customer deposits increased 8% in H1’13, as we continued to develop strong relationships with our customers.

1.
Following the periodic review of Corporate Banking customers’ annual turnover, a number of SME customers were reclassified in Q1’13 as Larger Corporates. Prior periods have not been restated. Excluding this reclassification SME lending growth would have been 5% versus 31 December 2012.

Business development
▪	We further developed our capacity to service SMEs, with more customer-facing staff in our growing network of regional Corporate Business Centres and branches.
▪	We have made progress with initiatives to improve SMEs’ access to cash flow, including supply-chain finance, asset and invoice finance and a fleet management and vehicle programme.
▪
Our Breakthrough programme continued to gather momentum with new growth capital deals completed. The programme aims to support the wider needs of SMEs and has leveraged the global reach and expertise of the Santander group and with a range of trade missions, live events and master classes.

▪
The range of ancillary business services to new and existing Larger Corporate customers continues to be developed. There is a focus to provide customers, with a turnover of more than £500m, access to international expertise and foreign exchange services from across the Santander group. We expect to grow further in this segment in H2’13 and 2014.

Markets

Summary income statement	H1'13	H2'12	Change	H1'12	Change
	£m	£m	%	£m	%
Net interest income	(1)	(3)	(67)	(3)	(67)
Non-interest income	40	47	(15)	137	(71)
Operating income	39	44	(11)	134	(71)
Operating expenses	(49)	(45)	9	(55)	(11)
Operating provisions and charges	-	(2)	n.m.	-	n.m.
Profit before tax	(10)	(3)	233	79	n.m.

Income statement analysis (H1’13 compared to H1’12)
▪
Operating income decreased £95m to £39m, compared to a particularly strong H1’12. This reflected a return to normalised levels of market making activity with reduced corporate and institutional sales in a relatively stable, low interest rate environment.

▪	Operating expenses were £49m, down from £55m in H1’12. Tight cost control measures allowed investment in developing interest rate and foreign exchange product capabilities.

Balances	30.06.13	31.12.12	30.06.12
	£bn	£bn	£bn
Total assets	24.9	28.2	27.2
RWAs	4.5	4.9	4.4

▪	Total assets decreased by 12% to £24.9bn primarily reflecting a decrease in the fair values of interest rate derivative assets. There was a corresponding decrease in derivative liabilities.
▪	RWAs were broadly unchanged in the first six months of 2013.

Business development
▪	Markets continued to develop interest rate and foreign exchange product capabilities as well as capital markets distribution for institutional clients.

Corporate Centre

Summary income statement	H1'13	H2'12	Change	H1'12	Change
	£m	£m	%	£m	%
Net interest expense	(189)	(159)	19	(102)	85
Non-interest income 1	65	696	(91)	5	n.m.
Operating income	(124)	537	n.m.	(97)	28
Operating expenses	(41)	(19)	116	(43)	(5)
Operating provisions and charges 1	(58)	(814)	(93)	(76)	(24)
Profit before tax	(223)	(296)	(25)	(216)	3

1.	A number of items impacted non-interest income and operating provisions and charges in H2’12 and were not repeated in H1’13. See Appendix 2 for details.

Income statement analysis (H1’13 compared to H1’12)
▪	Net interest expense higher as a consequence of continued low interest rate environment and the ongoing high cost of the MTF stock.
▪	Non-interest income increased largely due to the £44m debit valuation adjustment.
▪	Operating provisions and charges fell 24%. The reduction reflected lower provisions for the non-core legacy portfolios, partially offset by an increase in restructuring provisions.

Balances and ratios	30.06.13	31.12.12	30.06.12
	£bn	£bn	£bn
Customer loans	10.4	11.0	11.5
RWAs	8.4	9.9	12.3
Customer deposits	10.0	8.6	13.7

▪	Customer loans decreased 5% since 31 December 2012.
▪	RWAs fell 15% in the H1’13 and were 32% lower than a year ago. This reflected the reduction in customer assets and the continued run down of the treasury asset portfolio.
▪	Customer deposits increased 16% in the first six months of 2013, as a result of balances acquired at attractive margins.

Non-core corporate and legacy portfolios	30.06.13	31.12.12	30.06.12
	£bn	£bn	£bn
Social housing	7.4	7.5	7.6
Commercial mortgages	1.3	1.4	1.5
Shipping	0.5	0.7	0.8
Aviation	0.5	0.6	0.7
Other	0.7	0.8	0.9
Customer loans	10.4	11.0	11.5

▪
Disposal of assets continued across the portfolios within provisioned levels, resulting in no impact to the income statement in H1’13. The social housing loan portfolio remained unchanged, reflecting its long term, low risk nature.

Appendix 1 – income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK's previously stated accounting policies described in the Annual Report and Accounts for the year ended 31 December 2012.

Summary Consolidated Income Statement and Selected Ratios

	H1'13	H2'12
	£m	£m
Net interest income	1,391	1,269
Non-interest income	570	1,295
Total operating income	1,961	2,564
Administrative expenses	(992)	(914)
Depreciation, amortisation and impairment	(121)	(123)
Total operating expenses excl. provisions and charges	(1,113)	(1,037)
Impairment losses on loans and advances	(235)	(638)
Provisions for other liabilities and charges	(64)	(432)
Total operating provisions and charges	(299)	(1,070)
Profit before tax from continuing operations	549	457
Taxation charge on continuing operations	(109)	(104)
Profit from continuing operations	440	353
Discontinued operations 1	(12)	36
Profit for the period	428	389

	30.06.13	31.12.12
RWAs (£bn)	75.4	76.5
Total Capital ratio (%)	18.4%	18.2%
Core Tier 1 Capital ratio (%)	12.4%	12.2%

1.	Results have been amended to reflect discontinued operations. See Appendix 2 for details.

Summary consolidated balance sheet 1

	30.06.13	31.12.12
	£m	£m
Assets
Cash and balances at central banks	34,372	29,282
Trading assets	31,163	22,498
Derivative financial instruments assets	25,924	30,146
Financial assets designated at fair value	2,821	3,811
Loans and advances to banks	2,340	2,438
Loans and advances to customers	188,065	190,782
Available for sale securities	5,178	5,483
Loans and receivables securities	1,269	1,259
Macro hedge of interest rate risk - asset	872	1,222
Investment in associated undertakings	11	8
Intangible assets	2,328	2,325
Property, plant and equipment	1,481	1,541
Current tax assets	58	50
Deferred tax assets	51	60
Retirement benefit obligations - assets	203	254
Other assets	1,735	1,885
Total assets	297,871	293,044

Liabilities
Deposits by banks	9,242	9,935
Deposits by customers	150,878	149,037
Derivative financial instruments liabilities	23,629	28,861
Trading liabilities	34,790	21,109
Financial liabilities designated at fair value	5,277	4,002
Debt securities in issue	53,542	59,621
Subordinated liabilities	3,710	3,781
Other liabilities	2,706	2,526
Provisions	774	914
Current tax liabilities	3	4
Retirement benefit obligations - liability	460	305
Total liabilities	285,011	280,095
Equity
Shareholders' equity	12,860	12,949
Total equity	12,860	12,949
Total liabilities and equity	297,871	293,044

1.	Results have been amended to reflect discontinued operations. See Appendix 2 for details. Other assets include discontinued operations of £156m at 30 June 2013 (31 December 2012: £1,125m).

Appendix 2 – supplementary information: notes

▪	Discontinued operations
Results have been amended to reflect the sale of the co-brand credit cards business. The sale of c. £1bn of customer loans to SAV Credit Limited was completed in May 2013.

▪	Significant items which impacted H2’12 results and which were not repeated in H1’13
Non-interest income included the impact of a capital management exercise which resulted in a £705m gain.

Total operating provisions and charges was affected by a number of significant items: £335m credit provision for non-core corporate and legacy portfolios; £232m conduct remediation provision; and a £55m provision for costs arising from the termination of the RBS transaction.

Provisions for other liabilities and charges included costs of £98m for certain regulatory costs relating to the FSCS and the Bank Levy. In accordance with IFRS, these costs are only recognised in the final quarter of each year.

▪	Delivering on our commitments: KPIs and targets
All Key Performance Indicators (‘KPIs’) are presented at 30.6.13 and 31.12.12; most are based on spot balances. The cost-to-income ratio and RoTBV are calculated for the six months to 30 June 2013 and the 12 months to 31 December. FRS is calculated for the three months to 30 June 2013 and the three months to 31 December 2012 and presented as 30.6.13 and 31.12.12 respectively.

Customer satisfaction target is to become a top 3 bank by 2015, as measured by Financial Reporting Survey (‘FRS’). Average satisfaction for top 3 competitors at 30 June 2013 was 62%, (31 December 2012: 61%).

We target an RoTBV of 13% - 15% by 2015, assuming short term and long term interest rates increase by at least 150 bps over the period.

The key base case economic assumptions underlying our 2015 targets are:

	2013	2014	2015
GDP annual growth	1.0%	2.0%	2.3%
ILO unemployment rate	8.1%	7.7%	7.1%
CPI inflation	2.7%	2.4%	2.1%
House prices annual growth	3.0%	3.0%	4.0%

Source: Santander UK.

▪	Customer satisfaction
FRS is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK NOP. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the 3 months ending June 2012, December 2012 and June 2013. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds TSB and NatWest. For further details of Santander UK’s performance in improving the customer experience, see www.santander.co.uk.

▪	Market shares of stock
The market shares for mortgages and deposits are estimated by Santander UK for each six months, with regard to the latest available data published by the Bank of England. Mortgages market share includes social housing loans held within Corporate Banking and Corporate Centre, to align with CML reporting. Market share of bank accounts is estimated by Santander UK for each six months, with regard to information published by market research provider, CACI. Market share of SME customer loans is estimated by Santander UK for each six months, with regard to the equivalent of Santander UK market size from the latest available data published by Bank of England.

Historic market shares are adjusted, where necessary, to reflect actual data published for the six months.

▪	Debit valuation adjustments on derivatives
Santander UK considers its own creditworthiness when determining the fair value of financial instruments, including OTC derivative instruments, if it believes market participants would take that into account when transacting the instrument. With effect from 1 January 2013, the approach to measuring the impact of Santander UK’s credit risk on an instrument is in the same manner as for counterparty credit risk, in accordance with the requirements of IFRS 13.

Appendix 2 – supplementary information: definitions
▪	‘Banco Santander’ refers to Banco Santander, S.A., the parent of Santander UK. ‘Santander UK’ refers to Santander UK plc and its subsidiaries.
▪	‘Bank accounts opened’ includes personal, business banking and private banking current accounts. ‘Current accounts’ refers to personal Santander branded accounts only.
▪	‘Banking NIM’ is calculated as annualised net interest income divided by average customer loans.
▪	‘CET 1’ is the Basel 3 Common Equity Tier 1 ratio (fully loaded)

▪	‘Customer deposits and MTF to customer loans’ is calculated as the sum of deposits by customers (excluding repos) and MTF divided by loans and advances to customers (excluding reverse repos).
▪	‘Larger Corporate’ customers are businesses with an annual turnover of more than £50m.
▪	‘Liquid assets coverage of wholesale funding of less than one year’ is calculated as PRA eligible liquid assets divided by wholesale funding of less than one year.
▪	‘Loan-to-deposit ratio’ is calculated as loans and advances to customers (excl. reverse repos) divided by deposits by customers (excl. repos).
▪	‘MTF’ is medium term funding at nominal value and with an original maturity of greater than one year. MTF excludes any unencumbered collateral received as part of FLS.
▪	‘n.m.’ signifies percentage change is not meaningful.
▪	‘PRA eligible liquid assets’ consist of those assets which meet the Prudential Regulatory Authority (‘PRA’) requirements for liquid asset buffer in accordance with BIPRU 12.7.
▪
‘Residential mortgages’ includes social housing loans which are also included within Corporate Banking and Corporate Centre. Unless otherwise stated ‘mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

▪
‘RoTBV’ is calculated as profit attributable to ordinary shareholders divided by average shareholders’ equity, less non-controlling interests, preference shares, and intangible assets (including goodwill).

▪	‘SME’ customers are small and medium sized enterprises with a turnover of between £250,000 and £50m per annum.
▪
‘Total liquid assets’ consist of: PRA eligible assets; other highly liquid debt securities and bonds; equities; and debt securities and asset-backed securities issued by subsidiaries and retained by Santander UK and loans which are eligible at central bank operations.

▪	‘Total wholesale funding’ comprises the sum of all outstanding debt securities, subordinated liabilities and wholesale bank deposits.
▪	‘Wholesale funding of less than one year’ has a residual maturity of less than 1 year at the balance sheet date.

Management Statement for Santander UK and Banco Santander
The results of Banco Santander for the six months ended 30 June 2013 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander group reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander group reporting basis, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of the Santander UK plc legal entity but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander
Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the euro zone by market capitalisation. Founded in 1857, Banco Santander had EUR 1,388 trillion in managed funds, 102 million customers, 14,392 branches – more than any other international bank – and 187,000 employees at the close of 2012. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. Santander had a pre-provision profit of EUR 23,559 billion in 2012, an increase of 2% from the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,187 branches (including agencies), 37 regional Corporate Business Centres and c. 24,000 employees (on a group basis), Santander UK serves more than 15 million active customers as at 30 June 2013.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

Disclaimer
Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 310 to 325 of the Santander UK plc Annual Report on Form 20-F for 2012. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 30 July 2013	By / s / Jessica Petrie (Authorised Signatory)